Exhibit 1.01
Raven Industries, Inc.
Conflict Minerals Report for the Calendar Year Ended December 31, 2014
This is the Conflict Minerals Report of Raven Industries, Inc. (the Company or Raven) for the Calendar Year ended December 31, 2014 (Reporting Period). This Report is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Securities and Exchange Commission (SEC) adopted the Rule to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
I. Introduction

1.	Summary of Business.
Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, energy, construction and military/aerospace markets.

2.	Business Segments.
The Company has three divisions: Applied Technology Division (Applied Technology), Engineered Films Division (Engineered Films), and Aerostar Division (Aerostar). During the Reporting Period, the Company acquired two businesses: SBG Innovatie BV and its affiliate Navtronics BVBA, which is now a part of Applied Technology and Integra Plastics Inc., which became a part of Engineered Films. The following descriptions apply to the Company’s business operations during Calendar Year 2014 and are more full described in the Company’s other filings with the SEC.

a.	Applied Technology.
Applied Technology designs, manufactures, sells and services innovative precision agriculture products and information management tools that help growers reduce costs and improve farm yields around the world. These products include field computers, application controls, GPS-guidance and assisted-steering systems, automatic boom controls, yield monitoring planter controls, seeder and harvest controls, an integrated real-time kinematic (RTK) navigation and information management platform, and motor controls.

b.	Engineered Films.
Engineered Films produces high-performance plastic films and sheeting for industrial, energy, construction, geomembrane and agricultural applications.

c.	Aerostar.
Aerostar’s products include high-altitude balloons, tethered aerostats, and radar processing systems. During the reporting period, Aerostar also produced products as a contract manufacturing service provider. These included military parachutes, uniforms and protective wear as well as being a total solutions provider of electronics manufacturing services.
3. Applicability of Rule 13p-1 and Reasonable Country of Origin Inquiry (RCOI).
The Company manufactures and contracts to manufacture products that contain columbite-tantalite (coltan) (or its derivative tantalum), gold, wolframite (or its derivative tungsten) and/or cassiterite (or its derivative tin) (collectively, Conflict Minerals). These Conflict Minerals are necessary to the functionality and production of some of the Company’s products—specifically those produced by the Applied Technology and Aerostar Divisions. The Company does not reasonably believe Conflict Minerals are necessary to the functionality and production of Engineered Films products.
For those products that do contain Conflict Minerals, the Company does not source Conflict Minerals directly from smelters but rather purchases materials, parts, and components from other suppliers. Due to the depth of this supply chain, Raven is well downstream from the actual sources of the ore from which the Conflict Minerals are produced and the refiners/smelters that process these ores. As a result, and as further described below, the Company cannot, at this time, reasonably establish that these Conflict Minerals come from scrap or are recycled, nor can the Company currently conclude that the Conflict Minerals used in its products do not originate in the Democratic Republic of Congo or an adjoining country.

II. Due Diligence.

1.	Supply Chain Due Diligence.
As previously noted, the Company does not source Conflict Minerals directly from smelters/refiners. As a result, Raven must rely primarily on its first tier suppliers to determine the countries of origin of any Conflict Minerals supplied to the Company. In many cases those first tier suppliers in turn rely on information provided by companies further upstream in the supply chain. Due to Raven’s location in the supply chain, the amount of information available on traceability and sourcing of Conflict Minerals is limited at this time, and requires cooperation from all first tier suppliers of any products containing Conflict Minerals.

During the Reporting Period, the Company continued its due diligence efforts from the previous calendar year and expanded upon those efforts. Specifically, during the 2014 calendar year, Raven further identified the suppliers that had potential to sell, to the Company, products/parts/components, containing Conflict Minerals. Raven diligently worked to create an online survey to gather the information requested in the Conflict Minerals Reporting Template (CMRT) in order to automate the process and to simplify reporting and analysis of the data. A link to this online survey was sent to all identified suppliers. The responses were reviewed by the Company for accuracy, consistency, responsiveness and completeness. The Company followed up and continues to reach out to suppliers to gather all the requested information, as needed. Many surveys are still lacking responsiveness or knowledge on the part of the supplier, as Raven's suppliers are relying upon their upstream suppliers for information to accurately determine the country of origin of any Conflict Minerals they supply.
Due to the diversity of Raven’s products, the Company’s position downstream in the supply chain and the complexity of the supply chain, it may take some time for many of our suppliers to determine the Conflict Minerals contained in their products and identify the country of origin of such Conflict Minerals.

2.	Additional Information Related to Due Diligence.
In addition to further surveying its supply chain, as provided above, the Company developed and implemented a Conflict Minerals policy. The Company’s policy commits Raven to complying with the Rule and to working with suppliers to increase transparency in the supply chain. Violations of the policy are to be reported anonymously or to the General Counsel of the Company. The Company will reassess future business with suppliers who are unwilling to cooperate in the due diligence process.
The Company’s Board of Directors and the Audit Committee of the Board of Directors continue to be periodically updated on Conflict Minerals compliance efforts.
III. Risk Mitigation - Future Due Diligence.
Raven will continue to work diligently to obtain all necessary information from its suppliers in order to retrieve more robust and complete responses each year. The Company is also working to further develop a robust process and procedure in which all new suppliers are asked the requisite questions relating to Conflict Minerals at the time they are on-boarded as a new supplier for the Company. Through continued efforts, Raven will work to become more knowledgeable in the country of origin of the Conflict Minerals found in its products and their components and/or parts.
IV. Independent Private Sector Audit.

The Company is not currently required to conduct an independent private sector audit as described by Rule 13p-1.